                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               Craig Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


               Class A Common Preference Stock, $0.01 par value
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                       (Title of Classes of Securities)


                                   224174201
        ---------------------------------------------------------------
                                (CUSIP Number)

                       S. Craig Tompkins, Vice Chairman
                          Citadel Holding Corporation
                                  Suite 1825
                            550 South Hope Street,
                         Los Angeles, California 90071

                                With copies to:

                              Dale E. Short, Esq.
                                 Troy & Gould
                           Professional Corporation
                      1801 Century Park East, Suite 1600
                         Los Angeles, California 90067
                                (310) 553-4441

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 17, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Exhibit Index Appears on Page 13)


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                                                                          Page 1
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CUSIP NO. 2241740 20 1
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Reading Entertainment, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      See Item 3 below.
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Item 5 below.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      See Item 5 below.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      See Item 5 Below.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------


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                                                                          Page 2

CUSIP NO. 2241740 20 1
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Citadel Holding Corporation.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      See Item 3 below.
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Item 5 below.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      See Item 5 below.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      See Item 5 Below.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------


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                                                                          Page 3

CUSIP NO. 2241740 20 1
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      James J. Cotter SS# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      See Item 3 below.
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Item 5 below.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      See Item 5 below.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      See Item 5 below.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------


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                                                                          Page 4

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the class A common preference stock, $0.01 par value ("Craig Common Preference Stock"), of Craig Corporation, a Nevada corporation ("Craig"). The principal executive offices of Craig are located at 550 South Hope Street, Suite 1825, Los Angeles, California 90071.

ITEM 2.  IDENTITY AND BACKGROUND.

     Items (a)-(c), (f). This statement is being filed by the following "Reporting Persons": Reading Entertainment, Inc., a Nevada corporation ("Reading"), Citadel Holding Corporation, a Nevada corporation ("Citadel"), and James J. Cotter ("Cotter"). Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons have agreed to file jointly one statement with respect to their ownership of Craig Common Preference Stock, and this joint statement of the Reporting Persons is hereinafter referred to as the "Statement".

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than described in this Statement.

     Reading has its principle executive offices at 550 South Hope Street, Suite 1825, Los Angeles, California, 90071. Reading is Nevada corporation principally engaged in ownership and operation of motion picture theatres and live theatres.

     Citadel has its principle executive offices at 550 South Hope Street, Suite 1825, Los Angeles, California 90071. Citadel is a Nevada corporation principally engaged in the ownership and operation of motion picture theatres and live theatres.

     James J. Cotter, is a citizen of the United States with his principal business address at 550 South Hope Street, Suite 1825, Los Angeles, CA 90071. Mr. Cotter's principal occupation and employment are: Chairman of the Board and Chief Executive Officer of Craig, Reading and Citadel. Mr. Cotter is a citizen of the United States.

     The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Persons is set forth in Annexes A and B and Annexes A and B are incorporated herein by reference.

     Items (d)-(e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Annex A or B has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Each of the Reporting Persons may be deemed to own beneficially all of the Craig Common Preference Stock owned beneficially by all the Reporting Persons by virtue of their agreeing to the voting provisions (the "Voting Covenant") contained in the Agreement and Plan of Merger, dated as of August 17, 2001, among Citadel, Craig and Reading (the "Merger Agreement"). The Merger Agreement provides for the consolidation (the "Consolidation") of Craig and Reading with Citadel by means of separate mergers of Craig and Reading with subsidiaries of Citadel formed for this purpose. The Consolidation is described in detail in the joint proxy statement/prospectus of the three companies made part of the Registration Statement on Form S-4 of Citadel filed with the Securities and Exchange Commission on August 24, 2001, as amended. The


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                                                                          Page 5
completion of the Consolidation is conditioned upon, among other things, the approval of the Merger Agreement by the respective stockholders of Craig and Reading and the approval of (a) the issuance of shares of Citadel class A nonvoting common stock, par value $0.01 per share ("Citadel Class A Stock"), to the holders of Craig common stock, par value $0.25 per share ("Craig Common Stock"), and Reading common stock in the Consolidation, (b) certain amendments to the Citadel 1999 Stock Option Plan, (c) the issuance of Citadel Class A stock and Citadel Class B Stock in respect of the Craig and Citadel stock options to be assumed by Citadel in connection with the Consolidation, and (d) the amendment of Citadel's Articles of Incorporation to change the name of Citadel to "Reading International, Inc." by holders of Citadel Class B Stock at joint meetings of the stockholders to be held on December 31, 2001 (the "Joint Meetings"). Each of the Reporting Persons has agreed pursuant to the Voting Covenant to vote its or his shares of stock of Citadel, Craig and Reading at the Joint Meetings in favor of the approval of the foregoing matters.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Each of the Reporting Persons may be deemed to own beneficially the Craig Common Preference Stock owned beneficially by all the Reporting Persons by virtue of their agreement to vote the Craig Common Preference Stock as set out in the Voting Covenant as described in Item 3 above, which information is incorporated herein by reference. The purpose of the Voting Covenant is to assure stockholder approvals of the issuance of the Citadel Class A Stock and Citadel Class B Stock, the Merger Agreement, and the amendment of the Citadel 1999 Stock Option Plan, and to help assure stockholder approval of the change of Citadel's name to "Reading International, Inc.," at the Joint Meetings. These approvals are conditions to completion of the Consolidation.

     Items (a), (c), (d), (f), (g), (i), (j).  Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Items (a)-(c). Cotter beneficially owns 2,021,702 shares of Craig Common Preference Stock; including 720,838 shares owned of record by Hecco Ventures, a California general partnership ("Hecco Ventures"), as to whose shares Cotter has sole voting power. This represents 28.6% of the outstanding Craig Common Preference Stock. By virtue of the Voting Covenant, Cotter may be deemed to have shared voting power over such shares with the other Reporting Persons. Cotter has sole dispositive power over such shares, except for the shares of Craig Common Preference Stock owned of record by Hecco Ventures, as to which Cotter shares dispositive power with Mr. Michael R. Forman.

     Reading, by virtue of the Voting Covenant, also may be deemed to beneficially own 2,021,702 shares of Craig Common Preference Stock as described above with respect to Cotter. This represents 28.6% of the outstanding Craig Common Preference Stock. By virtue of the Voting Covenant, Reading may be deemed to have shared voting power over such shares with the other Reporting Persons.

     Citadel, by virtue of the Voting Covenant, also may be deemed to beneficially own 2,021,702 shares of the Craig Common Preference Stock. This represents 28.6% of the outstanding Craig Common Preference Stock. By virtue of the Voting Covenant, Citadel may be deemed to have shared voting power over such shares with the other Reporting Persons.

     The percentages of ownership reported above are based upon the 7,056,405 shares of Craig Common Preference Stock stated by Craig to be outstanding in its most recently available filing with the Securities and Exchange Commission.

     Without taking into account the exercise of any stock options held by Cotter, he has voting control over Craig Common Preference Stock representing approximately 2% of the voting power of Craig.

     Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A or B


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                                                                          Page 6
beneficially owns, or has acquired or disposed of, any shares of Craig Common Preference Stock during the past 60 days.

     Items (d)-(e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in Items 3, 4 and 5 of this Statement, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A or B has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Craig, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


             Exhibit Number                   Description
             --------------                   -----------
               1.                    Joint Filing Agreement Among Reading,
                                     Citadel and Cotter.

               2. Agreement and Plan of Merger among Citadel Holding Corporation, Craig Merger Sub, Inc., Reading Merger Sub., Inc., Craig Corporation, and Reading Entertainment, Inc., dated as of August 17, 2001 (incorporated herein by reference to Annex A to the joint proxy statement/prospectus contained in Amendment No. 3 to the Registration Statement on Form S-4 of Citadel filed with the Securities and Exchange Commission on December 11, 2001).


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                                                                          Page 7

                                   Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:   December 28, 2001

                                  Reading Entertainment, Inc.


                                  By:  /s/ Andrzej Matyczynski
                                  ----------------------------
                                  Name:  Andrzej Matyczynski
                                  Title:  Chief Financial Officer
                                  ____________________________________________
                                  Citadel Holding Corporation



                                  By:  /s/ Andrzej Matyczynski
                                  ----------------------------
                                  Name:  Andrzej Matczynski
                                  Title:  Chief Financial Officer
                                  ____________________________________________



                                  /s/ James J. Cotter
                                  -------------------
                                  Name:  James J. Cotter



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                                                                          Page 8

                                                                         ANNEX A

        DIRECTORS AND EXECUTIVE OFFICERS OF READING ENTERTAINMENT, INC.

     The names and present principal occupations of the directors and executive officers of Reading Entertainment, Inc. are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

                                                           Principle Occupation
                                                           or Employment and
Name                           Office                      Business Address
----                           ------                      --------------------
James J. Cotter                Chairman of the Board       In addition to positions previously
                               and Chief Executive         noted, Mr. Cotter is also Chairman of the
                               Officer                     Board and Chief Executive Officer of
                                                           Craig, Citadel and Reading.  All three
                                                           companies' business address is 550 South
                                                           Hope Street, Suite 1825, Los Angeles,
                                                           California 90071.

Robert F. Smerling             President and a             In addition to the positions previously
                               Director                    noted, Mr. Smerling is also the President
                                                           of Citadel Cinemas, Inc., which has the
                                                           same business address as Reading.

Robert M. Loeffler             Director                    In addition to the position previously
                                                           noted, Mr. Loeffler is also a director of
                                                           Craig and Reading.

Kenneth S. McCormick           Director                    Mr. McCormick's business address is the
                                                           same as noted above with respect to Mr.
                                                           Cotter.

Brett Marsh                    Vice President-Real         In addition to the position noted, Mr.
                               Estate                      Marsh is also the Vice President of Real
                                                           Estate of Citadel.

Andrzej Matyczynski            Chief Administrative        In addition to the positions noted, Mr.
                               Officer and Chief           Matyczynski is also the Chief Financial
                               Financial Officer           Officer and Treasurer of Citadel and
                                                           Craig.

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                                                                          Page 9

Ellen M. Cotter                Vice President, Business affairs;           In addition to the positions noted, Ms.
                               President of Reading Entertainment          Cotter is also the Vice President,
                               Australia Pty, Ltd.                         business affairs, of Craig.

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                                                                         Page 10

                                                                         ANNEX B

        DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL HOLDING CORPORATION

     The names and present principal occupations of the directors and executive officers of Citadel Holding Corporation are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

                                                          Principle Occupation
                                                          or Employment and
Name                         Office                       Business Address
----                         ------                       --------------------
James J. Cotter              Chairman of the Board        In addition to the positions noted, Mr.
                             and Chief Executive          Cotter is also the Chairman of the Board
                             Officer                      and Chief Executive Officer of Craig,
                                                          Citadel and Reading.  All three
                                                          companies' business address is 550 South
                                                          Hope Street, Suite 1825, Los Angeles,
                                                          California 90071.

Robert M. Loeffler           Director                     In addition to the position noted, Mr.
                                                          Loeffler is also a director of Reading
                                                          and Craig.

William C. Soady             Director                     In addition to the position noted, Mr.
                                                          Soady is also the Chief Executive Officer
                                                          of ReelMall.com.

Alfred Villasenor, Jr.       Director                     In addition to the position noted, Mr.
                                                          Vallasenor is the President of Unisure
                                                          Insurance Services, Inc.

S. Craig Tompkins            Corporate Secretary          In addition to the positions noted, Mr.
                             and Vice Chairman of         Tompkins is also the Vice Chairman of the
                             the Board                    Board and a Director of Reading, and
                                                          President and a Director of Craig.

Andrzej Matyczynski          Chief Financial              In addition to the positions noted, Mr.
                             Officer and Treasurer        Matyczynski is also the Chief
                                                          Administrative Officer and Chief
                                                          Financial Officer of Reading, and Chief
                                                          Financial Officer and Treasurer

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                                                                         Page 11

                                                                         of Craig.

Robert F. Smerling           President of City                           In addition to the position noted, Mr.
                             Cinemas/Citadel                             Smerling is also the President and a
                             Cinemas, Inc.                               Director of Reading.

Brett Marsh                  Vice President of Real                      In addition to the position noted, Mr.
                             Estate                                      Marsh is also the Vice President-Real
                                                                         Estate of Reading.

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                                                                         Page 12

                               INDEX TO EXHIBITS


     Exhibit Number                     Description
     --------------                     -----------
          1.            Joint Filing Agreement Among Reading, Citadel and Cotter

          2. Agreement and Plan of Merger among Citadel Holding Corporation, Craig Merger Sub, Inc., Reading Merger Sub., Inc., Craig Corporation, and Reading Entertainment, Inc., dated as of August 17, 2001 (incorporated herein by reference to Annex A to the joint proxy statement/prospectus contained in Amendment No. 3 to the Registration Statement on Form S-4 of Citadel filed with the Securities and Exchange Commission on December 11, 2001).

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